CERTIFICATE OF AMENDMENT No. 3 TO
THE FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
LIVEPERSON, INC.
LivePerson, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
1.     Name. The name of the corporation is LivePerson, Inc.
2.    Fourth Amended and Restated Certificate of Incorporation. The Fourth Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 12, 2000, as amended (the “Fourth A&R Certificate of Incorporation”).
3.    Common Stock. Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Fourth A&R Certificate of Incorporation of the Corporation, each fifteen (15) shares of the Corporation’s Common Stock, par value $0.001 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).
4.    Fractional Shares. No fractional shares shall be issued in connection with the Reverse Stock Split. For any fraction of a share of Common Stock remaining after giving effect to the Reverse Stock Split, the Corporation shall, in lieu of issuing a fractional share, pay cash to such holder equal to the product of such fraction multiplied by the fair market value of one share of Common Stock on the Nasdaq Global Select Market (as adjusted to give effect to the Reverse Stock Split) as of the closing price as quoted on the Nasdaq Global Select Market on October 10, 2025. The Reverse Stock Split shall occur whether or not any certificates representing such shares are surrendered to the Corporation or its transfer agent.
5.    Amendment. Upon the Effective Time, the first paragraph of Article IV of the Fourth A&R Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:
“A. CLASSES OF STOCK. The total number of shares of stock which the Corporation shall have authority to issue is twenty-five million (25,000,000), consisting of five million (5,000,000) shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”), and twenty million (20,000,000) shares of Common Stock, par value $.001 per share (the “Common

Stock”). The consideration for the issuance of the shares shall be paid to or received by the Corporation in full before their issuance and shall not be less than the par value per share. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.”
6.    Due Adoption. Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
7.    Effective Date. This Certificate of Amendment shall be effective as of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment as of October 13, 2025.
LIVEPERSON, INC.
By: /s/ Monica Greenberg
Name:    Monica Greenberg
Title:    Executive Vice President, Policy and     General Counsel